Exhibit 12.1

SKILLED HEALTHCARE GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio amounts)

	Year	Year	Year	Year	Year	Nine months	Nine months
	ended	ended	ended	ended	ended	ended	ended
	2001	2002	2003	2004	2005	30-Sept-05	30-Sept-06

Interest expense	$27,538	$25,175	$27,486	$22,370	$27,629	$19,037	$34,532
Deferred financing fees
Amortization	3,682	1,893	1,550	1,155	1,657	1,246	2,155
Preference security dividend	—	—	—	782	830	830	—
Interest portion of rental expense	2,611	2,636	3,004	4,111	4,776	3,582	3,780

Total fixed charges	33,831	29,704	32,040	28,418	34,892	24,695	40,467

(Loss) income before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	(143,928)	(2,145)	(5,296)	18,153	7,778	19,241	20,038
Plus:
Fixed charges	33,831	29,704	32,040	28,418	34,892	24,695	40,467
Less:
Preference security dividend of consolidated subsidiaries	—	—	—	(782)	(830)	(830)	—

(Losses) earnings	$(110,097)	$27,559	$26,744	$45,789	$41,840	$43,106	$60,505

Fixed charges	$33,831	$29,704	$32,040	$28,418	$34,892	$24,695	$40,467

Ratio of earnings to fixed charges	(3.25)	0.93	0.83	1.61	1.20	1.75	1.50

Earnings shortfall	$(143,928)	$(2,145)	$(5,296)